SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 30, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        30 June 2010
Number        15/10

BHP BILLITON RESPONDS TO AUSTRALIAN COMPETITION TRIBUNAL RAIL ACCESS APPLICATIONS DECISION

BHP Billiton today welcomed the Australian Competition Tribunal’s decision to reject the application for declaration of its Newman rail line while expressing its disappointment at the Tribunal’s decision to grant declaration of BHP Billiton’s Goldsworthy rail line under Part IIIA of the Trade Practices Act.

The company’s rail infrastructure in Western Australia is fundamental to its integrated mine, rail and port production process for its world class Iron Ore operations.

Ian Ashby, President of Iron Ore, said: “While we welcome the Tribunal’s decision to reject the application for access to our Newman line, we are disappointed by their decision to grant declaration of our Goldsworthy rail line given its importance to our Iron Ore business. It is not in the public interest that our business or customers should be disadvantaged through the increased inefficiencies and costs that will result from other companies operating their trains on our rail lines”.

Following the Tribunal's decision, access seekers may now negotiate with BHP Billiton for access to the Goldsworthy railway. These negotiations, and the availability and terms of access, would be governed by the Part IIIA statutory framework, and either the access seeker or BHP Billiton could refer disputed matters to the ACCC for arbitration. The outcome of this process would govern whether access would be provided and on what terms.

BHP Billiton will review the Tribunal’s Goldsworthy decision. The company is entitled to appeal the decision via the Full Bench of the Federal Court of Australia.

Notes:

BHP Billiton’s partners in the Western Australia Iron Ore operations are Itochu Minerals & Energy of Australia Pty Ltd, Mitsui-Itochu Iron Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd.

*BHP Billiton’s attributable share is approximately 85%.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : June 30, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary